SHEARMAN & STERLING
Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES
75008 PARIS
33 01 53 89 70 00

TOQUE J006
FAX (33) 01 53 89 70 70


ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF


03050388

March 27, 2003

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find a press release dated March 17, 2003, announcing AGF's 2002 results.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33) 53-89-70-00 should you have any questions.

Very truly yours,

Lee D. Neumann

Enclosure
cc: Jean-Michel Mangeot
Assurances Générales de France

PADOCS01/110102.8

File No. 82-4517



MAR 2 8 2003
1086



AGF

Paris, 17 March 2003

PRESS RELEASE

2002 RESULTS: NET ASSET VALUE AND OPERATING PROFITABILITY SHOW STRONG RESISTANCE

NET ASSET VALUE:
6.09 Ebn, *-8.7%*[1]
35.5 EUROS / SHARE

OPERATING PROFITABILITY[2]:
9.8%

REGULATORY SOLVENCY MARGINS:
AGF IART : 366%
AGF VIE : 260%

ALLOWANCES FOR ASSET WRITE-DOWNS :
980 Emn

NET RESULTS GROUP SHARE:
268 Emn

EPS :
1.57 EUROS

DIVIDEND:
1 EURO / SHARE

[1] compared with NAV after dividend at 31-12-01
[2] adjusted operating results divided by allocated capital

KEY FIGURES

in millions of euros	2002	2001	Change
All activities[1]	17 121	18 462	
Premium income from insurance	15 432	16 620	
Income before exceptional items[2]	497	1 039	-52%
Allowance for asset write-downs[3]	980	56	
Consolidated net income[4]	268	732	-63%
Weighted EPS (euros)	1.57	4.36	-64%
Dividend per share (euros)	1.0	2.0	-50%
Net asset value[5]	6 092	6 671	-8.7%
Embedded Value	6 242	7 804	-20.0%
Operating profitability	9.8%	10.9%	
ROE	4.6%	13.1%	

[1] *the change is mainly in respect of the sale of AGF MAT (-884 Emn) and unfavourable currency exchange in South America (-600 Emn)*

[2] *insurance companies and banks before taxes*

[3] *Provision for permanent write-downs and provision for capital loss exposures, including 23Emn in provisions gross of tax for Ahold booked to exceptional items*

[4] *the restatement of the provision for capital loss exposures in 2001 financial statements led to a revaluation of net income to 732Emn in 2001*

[5] *31-12-01 after dividends*

2002 HIGHLIGHTS

2002 was a year for strengthening the balance sheet and establishing a sound footing for future profitability. At its conclusion, net asset value had shown strong resistance at 6.09 Ebn (-2.6% at 2nd half of 2002). At 9.8%, overall Group operating profitability also resisted in a difficult environment. Moreover, regulatory solvency margins were still at a very high and comfortable level: AGF VIE and AGF IART had ratios of 260% and 366% respectively, proving the financial solidity of the Group.

For the closing of the year, AGF took **a particularly cautious and disciplined approach in preparing for the future.** Due to the significant deterioration of financial market, **investment income was affected by write-downs of nearly 1 Ebn (474 Emn shareholders' share)** in order to improve the position of the equity portfolio. AGF was conservative in respect of the recommendations of the emergency committee of the National Accounting Council *(Conseil National de la Comptabilité)* of 18/12/02, provisioning by more than 2 times the amount yielded under the general method of recoverable value applied. Indeed, AGF booked a significant additional amount of provisions on specific stocks. This contribution to allowances for asset write-downs included 863 Emn in provisions for permanent write-down, 94 Emn in provisions for liquidity risk and an extraordinary provision booked in respect of Ahold in the amount of 23 Emn*. Provisions equalled **more than 40% of unrealised capital losses on gross equities** and made it possible for **property and equity assets to be in a global position of unrealised capital gains. This conservative approach enabled AGF to maintain a high level of unrealised wealth, which stood at 3.9 Ebn (3.3 Ebn in unrealised capital gains, plus 0.6 Ebn in surplus reserves).**

AGF also reduced its risk profile by lowering its strategic allocation in equities, which at 31-12-02 was 16%, compared with 21% at 31-12-01.

AGF also reviewed in details all intangible assets and their technical reserves in order to make any needed adjustments. At the conclusion of this review conducted jointly with the independent auditors, AGF booked accelerated amortisation of 53Emn on these intangibles, strengthened its reserves in professional civil liabilities by 20Emn, and booked provisions for possible liability guarantees (115 Emn) and for improving lower balance sheet lines (80 Emn).

The thrust of this conservative action affected results for the year, with net results standing at 268 Emn, which put future profitability on a firm footing. AGF remains confident in the future and therefore decided to pay a dividend of 1 euro per share.

---
* gross of tax

I CONSOLIDATED RESULTS: from the standpoint of the profit and loss statement, 2002 will be remembered as a year of strengthening the balance sheet and placing future profitability on a firm footing

- **In a context of cautious balance sheet restructuring, the charge to allowances for asset write-downs considerably impacted the ordinary results of various segments.**

- Capital gains net of provisions for permanent write-down and capital loss exposures of operating companies (insurance companies, credit insurance, assistance, asset management and banking) were therefore negative. They amounted to –323 Emn (1 090 Emn in 2001); including the holding companies, they were –170 Emn compared with 1 214 Emn in 2001. The net amount attributable to shareholders* stood however at 92 Emn for the operating companies (245 mn including the holding companies) compared with 672 mn in 2001 (796 mn including the holding companies).

- The contribution before exceptional items (before taxes, goodwill and one-off items) of operating companies amounted to 497 mn euros. Restated for the impact of capital gains net of provisions, **results before exceptional items excluding capital gains of operating companies stood at 405 Emn at 31-12-02. It was +10% higher that in 2001 (367 Emn), showing the strong resistance of operating results in a difficult environment.**

- The pre-tax contribution of the **holding companies** stood at -34 Emn (-75 Emn in 2001) particularly because of the reduction in debt servicing expenses and a rise in capital gains on divestment.

- Tax expenses amounted to +1 Emn (-81 Emn en 2001). The ordinary charge for goodwill amortisation amounted to 138 Emn, compared with 105 mn in 2001 due to the processing of all the intangibles of Hermès in goodwill and the creation of accelerated amortisation of 23 Emn on Eurofactor. Finally, exceptional results stood at -58 Emn, compared with –47 mn in 2001.

* the shareholder share represents the split of the capital gains net of provisions following the ratio: 1- (sum of the interests paid to policyholders) / (financial income net of provisions)

II OPERATING PROFITABILITY OF ACTIVITIES: Strong resistance in a difficult environment

Operating profitability stood at 9.8%, showing strong resistance in respect of 31-12-01 (10.9%)

- **The operating profitability of insurance businesses in France totalled 9.2%** compared with 9.4% in 2001. This resistance reflected a slight reduction in the operating profitability of life and health* at 11.9% (13.8% in 2001), partially offset by the continuing **improvement in the operating profitability of property and casualty insurance at 4.7% (3% in 2001).** This rise owed to efforts made to improve the level of underwriting results.
- **At 12.5%, the operating profitability of international activities decreased slightly** (15.2% in 2001), owing mainly to the reduced operating contribution of health and life insurance.
- The operating profitability of **Asset Management and Banking** was slightly down at **5.7%** (6.3% in 2001), due to the deterioration of the results of Eurofactor, which were not entirely offset by the improved contribution of Entenial.
- The operating profitability of **credit insurance** stood at **9.3%** (10.2% in 2001).

III RESULTS BY ACTIVITY: 2002 included a cautious voluntary improvement in equity portfolios that affected all ordinary results

III.1 LIFE AND HEALTH INSURANCE

In and outside France, life and health insurance generated **consolidated premium income** of **6 947 Emn, flagging 8.9 %** on a comparable basis, accounting for 45% of premium income from insurance.

The change in activities in the 4th quarter was hurt by an unfavourable comparison base due to two single payments made on group policies at the end of 2001. In France, a payment of nearly 416 mn euros was made on a major policy in the 4th quarter of 2001, while in Spain in December 2001, there was an end-of-career bonus policy for nearly 233 mn euros (AGF share). **Restated for the impact of these group policies, life and health insurance held steady (-0.7%*).** Including these two policies, business turned down -8.9% from 2001 on a comparable basis.

Their **contribution** to total AGF ordinary results stood at **243 Emn,** owing to allowances for asset write-downs that particularly affected life business.

III.1.1 France

Consolidated premium income from life and health insurance amounted to **5 119 mn euros, down 9.0%** from 31-12-01. **Restated for the impact of an exceptional group policy, life and health was in modest retreat (-1.8%*), which was relatively close to domestic market trends.**

The **contribution** of life and health in France stood at **227 mn euros** (514 mn in 2001). **The total amount of allowances for asset write-downs** affecting life and health activities in France was **678 Emn.**

* individual life and group insurance

III.2 PROPERTY AND CASUALTY INSURANCE

Consolidated premium income **for property and casualty insurance** stood at **6 584 mn euros, a rise of +10.7% on a comparable basis,** fuelled by the rate revision policies pursued throughout the year and the intrinsic growth of the portfolio. This activity amounts to 42.6% of premium income from insurance.

The main difference between real and comparable change is due to the sale of AGF MAT (negative impact of 884 mn euros), **and** the devaluation of South American currencies (negative impact of 400 mn euros).

The **contribution** of property and casualty insurance to results before exceptional items was **75 Emn** vs. 320 in 2001 due to allowances for asset write-downs.

This change masks the continuing improvement in the **global combined ratio of the group, which dropped from 111.2% (combined ratio property and casualty: excluding health and group) to 109.4%*.**

III.2.1 France

With the sale of AGF MAT in late 2001, premium income from property and casualty in France was down an ostensible -11.8% at 31-12-02 from the end of December 2001. **The actual change in activities moved in the right direction, confirming the trend seen throughout the year with encouraging regularity as to the progressive acceptance of rate revisions applied to all portfolios.** The premium income of property and casualty stood at **3 911 Emn,** a rise of **+10.2%** on a comparable basis.

The **contribution** of property and casualty in France was heavily impacted by allowances for asset write-downs at **3 Emn**. The total amount of **contributions to allowances stood at 108 Emn.**

The combined ratio of property and casualty improved by 2.7 points, **dropping from 114.9%** (excluding MAT, Health and Group) **to 112.2%.** The recovery of the claims experience ratio in France is behind schedule somewhat, while cost reduction objectives have been met (-50 Emn). The insufficiency of technical measures in 2002 does not call into question the strategy put into place since corrective measures already taken in late 2002 / early 2003 are expected to facilitate the attainment of objectives.

III.2.2 International

The **premium income** of property and casualty insurance outside France rose **11.4% to 2 674 Emn** on a comparable basis.

The **contribution** to results before extraordinary items amounted to **72 Emn.**

The combined ratio of international activities is also on track, dropping from **105.8% at 31-12-01 to 104.5% at 31-12-02**

* combined ratios are based on the statutory statements of different companies

In life insurance:

- Average **mathematical reserves continued to grow** (**+5.1% excluding unit-linked** between 31-12-01 and 31-12-02 to 35.5 E bn, +3.1% including unit-linked to 41.6 bn).
- **The surrender rate stayed at a low level: 2.9%** in 2002 reflecting the high loyalty of existing customers.
- The **ratio of costs/mathematical reserves** held steady at 1.8% despite major expenditures for systems and data processing.
- **Policyholder profit-sharing amounted to 4.7%**[*] compared with 5.6% in 2001 (excluding unit-linked), or an average drop of 90 basis points.

III.1.2 International

Outside France, **premium income from life and health totalled 1 829 mn euros. Excluding the impact of an exceptional policy in Spain,** which gave rise to a single payment of 233 mn euros in late 2001, **life and health insurance activities posted a rise in excess of 2% on a comparable basis;** including this policy, they dropped -8.7% on a comparable basis. The **contribution** of life and health outside France amounted globally to **17 mn euros** (47 mn in 2001).

In **Belgium, premium income** from life and health dropped **4.3% to 496 mn euros**. Belgium was especially affected by the size of contributions to allowances for write-downs, which stood at 111 mn euros for all insurance activities. In this environment, the **contribution before exceptional items** from life and health stood at **–38 mn euros**.

In the **Netherlands**, premium income from life and health rose **+4.4% to 616 ME**, and the **contribution to results before extraordinary items** totalled **12 mn euros**.

In **Spain**, premium income from life and health ostensibly dropped by **–38.4% to 298.5 mn euros** (AGF share). **Restated for the impact of an exceptional policy in late 2001, life and health insurance activities booked at sharp rise of +18.5%.** Life and health also made a higher contribution of **26 mn euros** from 22 mn in 2001.

In **South America**, total premium income from life and health stood at **269 Emn** (-2.9% on a comparable basis). **The contribution before exceptional items was in marked recovery at 15 mn euros from -10 ME**, owing to successful restructuring activities.

The contribution before exceptional items by other countries totalled 2 Emn.

[*] including distribution of PPE

In **Belgium**, premium income from property and casualty totalled **320 Emn** (-8.3%), owing to the application of a more selective underwriting policy. With the impact of allowances for write-downs, which was 111 Emn for all insurance activities, results before exceptional items for property and casualty stood at **-39 Emn**. The overall combined ratio deteriorated slightly rising from 118% at 31-12-01 to **120% at 31-12-02** due to major storms in the 4th quarter. However, there was a **sharp improvement in the combined ratio for auto, which dropped from 133% to 122%**, owing to technical measures applied in cleaning up the portfolio and by a very strong reduction in overhead (-10%).

In the **Netherlands**, the premium income of property and casualty rose **+18.5% to 913 ME** and results before extraordinary items stood at **8 Emn.** The combined ratio returned to its satisfactory 2000 level at **102.2%.**

In **Spain**, premium income from property and casualty insurance rose **+16.3% to 721 Emn**. The contribution before exceptional items stood at **26 Emn**. The combined ratio held at a very good level of **100.0%.**

In **South America**, the total premium income of property and casualty insurance amounted to **523 Emn** (**+9.9%** on a comparable basis). Results before exceptional items were much better at **37 Emn** owing to restructuring measures. The combined ratio was 106.4%.

The contribution before exceptional items of other countries amounted to 40 Emn.

III.3 CREDIT INSURANCE

The **premium income** of credit insurance for the AGF Group generated by the subsidiaries of Euler & Hermès stood at **1 411 Emn**, a rise of +24.3%. Hermès has only been consolidated in financial statements since 1 July 2002. On a comparable basis, the change was nearly steady (-0.4%).

After restatements in consolidation, the **contribution before exceptional items** (AGF share) of Euler & Hermès before goodwill amortisation amounted to **99 Emn,** up a sharp +43% from 2001 (69 Emn). Measures for improving technical profitability helped reduce the **combined ratio by more than 11% to 91.4% (102.7% in 2001).**

III.4 ASSET MANAGEMENT AND BANKING

The **contribution before exceptional items** of these activities dropped to **42 Emn** (50 Emn in 2001). Entenial posted a significant rise in its results before exceptional items, which rose 50% to 33 Emn (22 Emn in 2001) owing to strong growth in new property loans and management charges that were contained. For the first time Banque AGF made a positive contribution before exceptional items (11 Emn, vs.–8 mn in 2001), which was sustained by a non recurring write-back of a provision for general banking risk, which more than offset investment expenses. Results before exceptional items for Eurofactor deteriorated owing to the increase in member risks (-15 Emn). Despite poor market conditions, the contribution of Asset Management was resistant at 16 Emn. International banking made a contribution of 0.5 Emn.

IV OTHER FINANCIAL ITEMS

Based on the average number of shares outstanding at 31 December 2002, less treasury shares (15 249 072 shares), or 170 170 920 shares, **EPS** stood at **1.57 euros**. **ROE amounted to 4.6%.**

Realised capital gains

Realised capital gains net of provisions for permanent write-downs and provisions for liquidity risk attributable to shareholders at 31 December 2002 stood at **245 Emn, including 153 Emn on holding companies** (vs. 796 mn in 2001 including 134 mn on holding companies). For the operating companies, the amount of capital gains attributable to shareholders stood at 92 Emn compared with 632 mn at the end of 2001. The share of shareholders in allowances for asset write-downs amounted to 474 Emn. In total, capital gains stood at -170 Emn, including 153 mn for holding companies, i.e. –333 mn for operating companies.

Assets under management, unrealised capital gains

The market value of **assets under management** (excluding unit-linked) totalled 68.1 Ebn at 31-12-02. Including unit-linked, assets under management stood at **76.3 Ebn**. **Unrealised capital gains group share** benefited from the quality of equity management and the disciplined method of provisioning asset write-downs: **between 30-06-02 and 31-12-02 their amount rose from 3.1 to 3.3 Ebn**. Unrealised capital gains on property held steady (despite more than 500 Emn of sales) at 2.0 Ebn, owing to active property management. Equity investments posted an unrealised capital loss after provisions of 1.5 Ebn. Unrealised capital gains on bonds rose to 2.8 Ebn due to lower rates in the 2nd half.

Consolidated **book shareholders' equity** amounted to **5.97 Ebn**, compared with 5.66 Ebn after dividends at 31-12-01.

Net asset value

Net asset value (calculated after the impact of share buy-backs) amounted to **6.09 Ebn**, or **35.5 euros per share** compared with 39.4 euros after dividends at 31-12-01. **This especially limited drop of 2.6% at during the 2nd half of 2002 shows the financial solidity of the Group.**

Embedded value

Group embedded value stood at 6 242 Emn, a drop held to –20% (7 804 Emn in 2001), **or 36.4 euros per share. The PVFP showed strong resistance at 2 056 Emn** (2 201 Emn at 31-12-01*) or a drop of –6.6%. The future life results included in NAV that should be deducted stood at –1 304 Emn (-957 Emn at 31-12-01) while the margin cost rose slightly from –569 Emn to –601 Emn. Overall the value of new business stood at 65 Emn before the margin cost (91 Emn in 2001) and at 26 Emn after the margin cost (60 Emn in 2001). **The profitability of new business on annualised premiums (APE) held at a satisfactory 16.0% before margin cost and at 6.3% after margin cost** (APE 2002 = 410 Emn)

* the PVFP published at 31-12-01 (1 926 Emn) was net of a portion of future result items.

CONSOLIDATED NET INCOME GROUP SHARE AT 31/12/02

in millions of euros	2002	2001 proforma	2000 proforma	Change 2002 / 2001
Life insurance in France	**207**	**460**	**384**	**-55%**
Health insurance in France	**20**	**54**	**8**	**-63%**
Non-life insurance in France	**3**	**241**	**299**	**-99%**
Life insurance International	**-9**	**56**	**90**	**-117%**
Health insurance International	**26**	**-10**	**-4**	**n.s.**
Non-life insurance International	**72**	**79**	**109**	**-9%**
Credit insurance	**98**	**69**	**90**	**+43%**
Assistance	**13**	**5**	**21**	**+160%**
Asset Management and Banking	**42**	**49**	**75**	**-14%**
Other	**25**	**35**	**31**	**-29%**
Income of insurance companies and bank before exceptional items	**497**	**1 039**	**1 119**	**-52%**
incl. capital gains net of PDD/PRE[1]	**92**	**796**	**800**	**-86%**
Holding companies	**-34**	**-75**	**-73**	**n.s.**
Taxes	**1**	**-81**	**-55**	**n.s.**
Net income before exceptional items and goodwill	**464**	**883**	**991**	**-47%**
Goodwill amortisation	**-138**	**-105**	**-82**	**+31%**
Net income before exceptional items	**326**	**778**	**909**	**-58%**
Exceptional items	**-58**	**-46**	**-25**	**n.s.**
Consolidated net income group share	**268**	**732**	**884**	**-63%**

[1] attributable to shareholders; PDD = provision for permanent write-downs; PPE = provision for capital loss exposures

AGF investor contacts:

Jean-Michel Mangeot 33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr

Marc de Pontevès 33 (0)1 44 86 20 99 marc.de_ponteves@agf.fr

Vincent Foucart 33 (0)1 44 86 29 28 vincent.foucart@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil 33 (0)1 44 86 78 97 augusbe@agf.fr

Agnès Miclo 33 (0)1 44 86 31 62 micloa@agf.fr

Séverine David 33 (0)1 44 86 67 45 davidse@agf.fr

These assessments are, as always, subject to the disclaimer provided below.
Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro-U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11th 2001.
The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AGs filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.